Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash	$18,368	$1,837
Trade and other receivables	141,651	170,972
Crude oil inventory	1,507	1,363
Financial derivatives	10,087	20,167
Assets held for sale (note 3)	73,634	—
	245,247	194,339
Non-current assets
Exploration and evaluation assets (note 4)	162,987	240,015
Oil and gas properties (note 5)	2,222,786	2,037,576
Other plant and equipment	29,559	28,392
Goodwill	37,755	37,755
	$2,698,334	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$213,091	$181,558
Dividends payable to shareholders	27,586	26,811
Financial derivatives	18,632	10,826
Liabilities related to assets held for sale (note 3)	10,241	—
	269,550	219,195
Non-current liabilities
Bank loan (note 6)	223,371	116,394
Long-term debt (note 7)	452,030	441,195
Asset retirement obligations (note 8)	221,628	265,520
Deferred income tax liability	248,401	189,160
Financial derivatives	869	7,201
	1,415,849	1,238,665

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 9)	2,004,203	1,860,358
Contributed surplus	53,081	65,615
Accumulated other comprehensive income (loss)	1,484	(12,462)
Deficit	(776,283)	(614,099)
	1,282,485	1,299,412
	$2,698,334	$2,538,077
Subsequent events (note 17)
See accompanying notes to the condensed consolidated financial statements.

Notice
Baytex's auditors, Deloitte LLP, have not reviewed the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012

Revenues, net of royalties (note 13)	$269,347	$244,332	$1,115,410	$1,024,949

Expenses
Production and operating	68,739	60,028	275,519	232,375
Transportation and blending	38,087	53,287	158,841	207,240
Exploration and evaluation (note 4)	2,549	2,719	10,286	12,202
Depletion and depreciation	89,446	83,263	328,953	297,797
General and administrative	12,401	12,407	45,461	44,646
Share-based compensation (note 10)	4,817	7,724	32,341	36,684
Financing costs (note 14)	12,477	12,236	50,335	47,191
(Gain) loss on financial derivatives (note 16)	(5,383)	(13,598)	13,132	(61,554)
Foreign exchange loss (gain) (note 15)	2,829	(503)	3,906	(4,739)
(Gain) loss on divestiture of oil and gas properties	(22)	207	(21,011)	(172,545)
Charge on redemption of long-term debt (note 7)	—	—	—	9,261
	225,940	217,770	897,763	648,558
Net income before income taxes	43,407	26,562	217,647	376,391
Income tax expense (note 12)
Current income tax (recovery) expense	—	(3,467)	(6,821)	10,162
Deferred income tax expense (recovery)	12,234	(1,591)	59,623	107,598
	12,234	(5,058)	52,802	117,760
Net income attributable to shareholders	$31,173	$31,620	$164,845	$258,631
Other comprehensive income (loss)
Foreign currency translation adjustment	8,206	3,961	13,946	(8,916)
Comprehensive income	$39,379	$35,581	$178,791	$249,715

Net income per common share (note 11)
Basic	$0.26	$0.26	$1.33	$2.16
Diluted	$0.25	$0.26	$1.32	$2.12

Weighted average common shares (note 11)
Basic	125,029	121,397	123,749	119,959
Diluted	126,453	122,895	125,394	121,823

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	—	—	21,873
Vesting of share awards	20,118	(20,118)			—
Share-based compensation	—	36,684	—	—	36,684
Issued pursuant to dividend reinvestment plan	101,516	—	—	—	101,516
Comprehensive income for the period	—	—	(8,916)	258,631	249,715
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(327,029)	(327,029)
Exercise of share rights	30,919	(20,333)	—	—	10,586
Vesting of share awards	24,542	(24,542)	—	—	—
Share-based compensation	—	32,341	—	—	32,341
Issued pursuant to dividend reinvestment plan	88,384	—	—	—	88,384
Comprehensive income for the period	—	—	13,946	164,845	178,791
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
(1) Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$31,173	$31,620	$164,845	$258,631
Adjustments for:
Share-based compensation (note 10)	4,817	7,724	32,341	36,684
Unrealized foreign exchange loss (gain) (note 15)	5,122	1,701	9,828	(1,533)
Exploration and evaluation	2,549	2,719	10,286	12,202
Depletion and depreciation	89,446	83,263	328,953	297,797
Unrealized loss (gain) on financial derivatives (note 16)	212	3,235	11,905	(32,808)
(Gain) loss on divestitures of oil and gas properties	(22)	207	(21,011)	(172,545)
Current income tax (recovery) expense on divestiture	—	(3,467)	—	10,162
Deferred income tax expense (recovery)	12,234	(1,591)	59,623	107,598
Charge on redemption of long-term debt (note 7)	—	—	—	9,261
Financing costs (note 14)	12,477	12,236	50,335	47,191
Change in non-cash working capital	24,781	27,780	3,447	11,570
Asset retirement obligations settled (note 8)	(3,886)	(4,552)	(12,076)	(6,905)
	178,903	160,875	638,476	577,305

Financing activities
Payment of dividends	(60,752)	(53,907)	(237,869)	(214,720)
(Decrease) increase in bank loan	(21,280)	(65,391)	106,977	(195,566)
Proceeds from issuance of long-term debt	—	(71)	—	293,690
Redemption of long-term debt	—	—	—	(156,863)
Issuance of common shares (note 9)	3,174	3,410	10,586	21,873
Interest paid	(2,266)	(3,062)	(43,019)	(35,459)
	(81,124)	(119,021)	(163,325)	(287,045)

Investing activities
Additions to exploration and evaluation assets (note 4)	(4,238)	(1,310)	(11,846)	(13,406)
Additions to oil and gas properties (note 5)	(80,822)	(65,376)	(539,054)	(405,219)
Property acquisitions	(3,132)	(130,575)	(3,168)	(144,042)
Corporate acquisition	—	—	(3,586)	—
Proceeds from divestiture of oil and gas properties	874	(1,222)	45,836	314,978
Current income tax expense on divestiture	—	3,467	—	(10,162)
Additions to other plant and equipment, net of disposals	673	2,783	(4,059)	(6,338)
Change in non-cash working capital	7,184	(45,220)	59,269	(24,662)
	(79,461)	(237,453)	(456,608)	(288,851)
Impact of foreign currency translation on cash balances	(265)	(294)	(2,012)	(7,419)
Change in cash	18,053	(195,893)	16,531	(6,010)
Cash, beginning of period	315	197,730	1,837	7,847
Cash, end of period	$18,368	$1,837	$18,368	$1,837

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at and for the three months and year ended December 31, 2013 and 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2013.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 12, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	ASSETS HELD FOR SALE
In December 2013, the Board of Directors of Baytex approved a proposed transaction with an oil and natural gas company to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River region of Alberta. At December 31, 2013, these assets and related liabilities were measured at carrying amount which was the lower of their carrying amount and estimated fair value less costs to sell. No fair value adjustment was recognized in the period. The Company has not recognized any depletion related to the assets held for sale subsequent to the approval of the proposed exchange. The Company expects to complete the exchange in the first half of 2014. Assets held for sale include $0.3 million of exploration and evaluation assets, $73.3 million of oil and gas properties. Liabilities related to assets held for sale include $10.2 million of asset retirement obligations.

4.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisitions	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale (note 3)	(305)
Foreign currency translation	2,652
As at December 31, 2013	$162,987

5.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Property acquisitions	108
Corporate acquisition	100
Transferred from exploration and evaluation assets	82,886
Assets held for sale (note 3)	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338
As at December 31, 2013	$3,223,768

Accumulated depletion
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733
Depletion for the period	325,793
Divestitures	(10,191)
Assets held for sale (note 3)	(37,057)
Foreign currency translation	1,704
As at December 31, 2013	$1,000,982

Carrying value
As at December 31, 2012	$2,037,576
As at December 31, 2013	$2,222,786

6.	BANK LOAN

As at	December 31, 2013	December 31, 2012
Bank loan	$223,371	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity and Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2013 include credit facility amendment fees of $2.1 million ($0.8 million for the year ended December 31, 2012). The weighted average interest rate on the bank loan for the year ended December 31, 2013 was 4.61% (3.95% for the year ended December 31, 2012).

7.	LONG-TERM DEBT

As at	December 31, 2013	December 31, 2012
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$157,673	$147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,357	293,890
	$452,030	$441,195

On July 19, 2012, Baytex issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Accretion expense on debentures of $0.2 million has been recorded in financing costs for the three months ended December 31, 2013 (three months ended December 31, 2012 - $0.2 million) and $0.7 million for the year ended December 31, 2013 (year ended December 31, 2012 - $0.6 million).

8.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2013	December 31, 2012
Balance, beginning of period	$265,520	$260,411
Liabilities incurred	14,901	7,092
Liabilities settled	(12,076)	(6,905)
Liabilities acquired	—	1,037
Liabilities divested	(1,409)	(2,372)
Accretion	7,011	6,631
Change in estimate(1)	(42,226)	(328)
Liabilities related to assets held for sale (note 3)	(10,241)	—
Foreign currency translation	148	(46)
Balance, end of period	$221,628	$265,520

(1)	Changes in the status of wells, discount rates, and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

9.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	—	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384
Balance, December 31, 2013	125,392	$2,004,203

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank among themselves equally and with regard to the Company's net assets in the event of termination or winding-up of the Company.

Monthly dividends of $0.22 per common share were declared by the Company during the three months ended December 31, 2013 and 2012 for total dividends declared of $82.6 million ($59.5 million net of dividend reinvestment) and $80.2 million ($55.0 million net of dividend reinvestment), respectively. During the years ended December 31, 2013 and 2012, total dividends were declared of $327.0 million ($237.7 million net of dividend reinvestment) and $317.1 million ($215.2 million net of dividend reinvestment), respectively.

Subsequent to December 31, 2013, the Company announced that a monthly dividend in respect of January and February 2014 operations of $0.22 per common share ($27.7 million and $27.7 million, respectively) will be payable on February 15, 2014 and March 14, 2014 to shareholders of record on January 31, 2014 and February 28, 2014, respectively.

10.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% (2012 - 10.0%) of the then-issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $3.8 million for the three months ended December 31, 2013 (three months ended December 31, 2012 - $7.0 million) and $30.7 million for the year ended December 31, 2013 (year ended December 31, 2012 - $33.8 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at a weighted average of 9.7% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $42.91 per restricted award and performance award granted during the year ended December 31, 2013 (year ended December 31, 2012 - $50.22 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)
Balance, December 31, 2013	723	580	1,303

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no grants have been made under the Share Rights Plan since December 31, 2010. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $1.0 million for the three months ended December 31, 2013 (three months ended December 31, 2012 - $0.7 million) and $1.6 million for the year ended December 31, 2013 (year ended December 31, 2012 - $2.9 million). As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2011(1)	2,971	$16.98
Exercised (2)	(1,366)	16.01
Forfeited (1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(802)	13.53
Forfeited (1)	(6)	27.77
Balance, December 31, 2013(1)	717	$17.69

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2013:

	Exercise Prices Applying Original Grant Price			Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price
$1.38 to $8.75	—	—	$—	6	0.3	$2.59
$8.76 to $16.25	5	0.2	12.46	114	0.6	12.03
$16.26 to $23.75	119	0.6	22.46	537	0.9	17.78
$23.76 to $31.25	558	0.9	27.72	47	1.3	27.77
$31.26 to $38.75	33	1.6	34.62	12	1.4	33.38
$38.76 to $47.72	2	2.0	45.97	1	2.0	39.99
$1.38 to $47.72	717	0.9	$27.11	717	0.9	$17.69

11.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services not yet recognized, are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended December 31
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$31,173	125,029	$0.26	$31,620	121,397	$0.26
Dilutive effect of share awards	—	1,086	—	—	804	—
Dilutive effect of share rights	—	338	—	—	694	—
Net income - diluted	$31,173	126,453	$0.25	$31,620	122,895	$0.26

	Years Ended December 31
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$164,845	123,749	$1.33	$258,631	119,959	$2.16
Dilutive effect of share awards	—	1,180	—	—	1,117	—
Dilutive effect of share rights	—	465	—	—	747	—
Net income - diluted	$164,845	125,394	$1.32	$258,631	121,823	$2.12

12.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Years Ended December 31
	2013	2012
Net income before income taxes	$217,647	$376,391
Expected income taxes at the statutory rate of 25.46% (2012 – 25.51%)(1)	55,413	96,017
Increase (decrease) in income taxes resulting from:
Share-based compensation	8,233	9,357
Effect of rate adjustments for foreign jurisdictions	(4,685)	20,742
Effect of change in opening tax pool balances	(22)	(8,025)
Remeasurement of deferred tax assets	(6,419)	—
Other	282	(331)
Income tax expense	$52,802	$117,760

(1)	The change in statutory rate is mainly related to changes in the provincial apportionment of income.

13.	REVENUES

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Petroleum and natural gas revenues	$329,947	$290,866	$1,363,874	$1,215,606
Royalty charges	(61,365)	(47,763)	(252,049)	(194,535)
Royalty income	765	1,229	3,585	3,878
Revenues, net of royalties	$269,347	$244,332	$1,115,410	$1,024,949

14.	FINANCING COSTS

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Bank loan and other	$2,775	$2,902	$10,139	$11,074
Long-term debt	7,797	7,642	30,945	28,623
Accretion on asset retirement obligations	1,844	1,689	7,011	6,631
Debt financing costs	61	3	2,240	863
Financing costs	$12,477	$12,236	$50,335	$47,191

15.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Unrealized foreign exchange loss (gain)	$5,122	$1,701	$9,828	$(1,533)
Realized foreign exchange (gain)	(2,293)	(2,204)	(5,922)	(3,206)
Foreign exchange loss (gain)	$2,829	$(503)	$3,906	$(4,739)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At December 31, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly average rate forward	January to June 2014	US$ 1.00 million	1.0957	(1)
Monthly forward spot sale	January to June 2014	US$ 3.00 million	1.0924	(2)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0300 – 1.0600	(1)
Monthly average rate forward	January to December 2014	US$ 2.00 million	1.0388	(2)
Monthly forward spot sale	January to December 2014	US$ 8.50 million	1.0457	(2)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0350 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0375 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0400 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0430 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0450 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.50 million	1.0500 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0550 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0575 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0650 – 1.1100	(1)(3)
Sold call option	July to December 2014	US$ 6.00 million	1.0500	(1)(4)
Sold call option	July to December 2014	US$ 4.00 million	1.0520	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.00 million	1.0750	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.50 million	1.0800	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.50 million	1.0900	(1)(4)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).
(3) Monthly sales price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
U.S. dollar denominated	US$102,367	US$124,048	US$194,924	US$201,980

Interest Rate Risk

As at December 31, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At December 31, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2014	15,000 bbl/d	US$100.04	WTI
Fixed – Sell	January to June 2014	2,750 bbl/d	US$100.27	WTI
Fixed – Sell	January to September 2014	1,000 bbl/d	US$97.98	WTI
Fixed – Sell	January to December 2014	3,500 bbl/d	US$95.43	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI
Fixed – Sell	April to June 2014	6,000 bbl/d	US$99.96	WTI
Basis swap	January to December 2014	2,000 bbl/d	WTI less US$22.90	WCS
Sold call option(2)	April to December 2014	1,000 bbl/d	US$96.50	WTI
Sold call option(2)	April to December 2014	2,000 bbl/d	US$98.00	WTI
Sold call option(2)	April to September 2014	2,000 bbl/d	US$100.00	WTI
Fixed – Sell	July to September 2014	3,500 bbl/d	US$99.57	WTI
Fixed – Sell	July to December 2014	3,000 bbl/d	US$95.40	WTI
Sold call option(2)	July 2014 to June 2015	2,000 bbl/d	US$94.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Price collar	January to March 2014	10,000 mmBtu/d	US$4.00 – US$4.50	NYMEX
Price collar	January to March 2014	2,500 mmBtu/d	US$4.20 – US$4.60	NYMEX
Basis swap	January to March 2014	15,000 mmBtu/d	NYMEX less US$0.363	AECO
Fixed – Sell	January to March 2014	5,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	January to October 2014	3,250 mmBtu/d	US$4.20	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Sold call option	April to October 2014	5,000 mmBtu/d	US$3.90	NYMEX
Fixed – Sell	April to October 2014	2,500 mmBtu/d	US$4.18	NYMEX
Fixed – Sell	April 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	November 2014 to March 2015	5,000 mmBtu/d	US$4.36	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended December 31		Years Ended December 31
	2013	2012	2013	2012
Realized (gain) loss on financial derivatives	$(5,595)	$(16,833)	$1,227	$(28,746)
Unrealized loss (gain) on financial derivatives	212	3,235	11,905	(32,808)
(Gain) loss on financial derivatives	$(5,383)	$(13,598)	$13,132	$(61,554)

Physical Delivery Contracts

As at December 31, 2013, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	January to December 2014	2,000 bbl/d	WTI x 81.00%

(1)	Based on the weighted average price/unit for the remainder of the contract.

At December 31, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2014	9,000 bbl/d
Raw bitumen	April to June 2014	9,200 bbl/d

17.	SUBSEQUENT EVENTS
On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Ltd. ("Aurora") for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness).

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"), as amended. On March 4, 2014, the Company received approval from the Federal Trade Commission with respect to HSR. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in late May 2014.

To finance the acquisition of Aurora, Baytex has completed a subscription receipt financing and entered into a commitment letter with a Canadian chartered bank to establish new credit facilities, as described in more detail below.

On February 6, 2014, Baytex entered into an agreement, on a “bought-deal” basis, with a syndicate of underwriters for an offering of 33,420,000 subscription receipts (“Subscription Receipts”) at a price of $38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Arrangement, one common share of the Company for aggregate gross proceeds of approximately $1.3 billion. The Company granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,013,000 Subscription Receipts. At the closing of the offering of the Subscription Receipts on February 24, 2014, Baytex issued 38,433,000 subscription receipts for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow.

On February 6, 2014, Baytex entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), new non-revolving facilities consisting of a $200 million term facility and a $1.3 billion equity bridge loan and a new borrowing base facility in the amount of US$300 million for a U.S. subsidiary of Aurora (to be established upon closing of the Arrangement as a replacement for an existing facility). As a result of the completion of the Subscription Receipt financing, the $1.3 billion equity bridge loan is no longer available.